VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2015

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$ 42,321
Funds deposited with clearing organizations	55
Accounts receivable	578
Accounts receivable from affiliates	1,009
Dealer concession receivable	2,109
Dealer concession receivable from affiliates	357
Advisory service fee receivable	25,887
Service fee receivable	4,761
Interest receivable	10
State income tax receivable from affiliate – current	145
Federal income tax receivable from affiliate – current	2,322
Prepaid expenses and other assets	154
Total assets	$ 79,708

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$ 286
Commissions payable	16,062
Accrued liabilities	4,105
State income and sales tax payable to affiliate	16
Total liabilities	20,469

Commitments and contingencies (note 8)

Stockholder's equity

Common stock, par value $1 per share	
Authorized shares – 1,000	
Issued and outstanding shares – 1,000	1
Additional paid-in capital	4,030
Retained earnings	55,208
Total stockholder's equity	59,239
Total liabilities and stockholder's equity	$ 79,708

The accompanying notes are an integral part of these financial statements.